SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(Amendment No. 2)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

WOODHEAD INDUSTRIES, INC.
(Name of Subject Company (Issuer))
MLX ACQUISITION CORP.
a wholly-owned subsidiary of
MOLEX INCORPORATED
(Names of Filing Persons (Offerors))
COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)
979438108
(CUSIP Number of Class of Securities)

Ana Rodriguez
Associate General Counsel
Molex Incorporated
2222 Wellington Court
Lisle, Illinois 60532
(630) 969-4550
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy To:
Michael M. Froy, Esq.
Sonnenschein Nath & Rosenthal LLP
7800 Sears Tower
Chicago, Illinois 60606
(312) 876-8000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$247,461,571	$26,479

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2006, issued on November 23, 2005. Based on the offer to purchase all of the outstanding shares of common stock, par value $1.00 per share, of Woodhead Industries, Inc. (“Shares”) at a purchase price of $19.25 cash per Share and 12,498,973 Shares issued and outstanding as of June 29, 2006, and outstanding options as of June 29, 2006 with respect to 1,401,347 Shares at $19.25 per Share less the exercise price of such options.

**	Calculated as 0.0107% of the transaction value.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $26,479 Filing Party: Molex Incorporated and MLX Acquisition Corp. Form or Registration No.: Schedule TO Date Filed: July 10, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
       ☑ third-party tender offer subject to Rule 14d-1.
       ☐ issuer tender offer subject to Rule 13e-4.
       ☐ going-private transaction subject to Rule 13e-3.
       ☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO, as amended (the “Schedule TO”), originally filed with the Securities and Exchange Commission on July 10, 2006 and as amended and supplemented by Amendment No. 1 filed on July 21, 2006, by Molex Incorporated, a Delaware corporation (“Molex” or “Parent”), and MLX Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Molex (“Purchaser”). The Schedule TO relates to the Purchaser’s tender offer for all of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of Woodhead Industries, Inc., a Delaware corporation (the “Company”), for $19.25 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 10, 2006, as amended (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), which were filed as exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule TO. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.
Item 11. Additional Information
     Item 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented to include the following information:
     The waiting period under the HSR Act applicable to the Offer and the Merger expired on July 25, 2006.
     On July 31, 2006, Parent issued the press release attached as Exhibit (a)(5)(B) hereto announcing that the waiting period under the HSR Act applicable to the Offer and the Merger has expired, which press release is incorporated herein by reference.
Item 12. Materials to be filed as Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:
     (a)(5)(B)      Press Release issued by Parent, dated July 31, 2006

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2006	MLX ACQUISITION CORP.
	By:	/s/ DAVID D. JOHNSON
		Name:	David D. Johnson
		Title:	Treasurer

MOLEX INCORPORATED
By:	/s/ DAVID D. JOHNSON
	Name:	David D. Johnson
	Title:	Vice President, Treasurer and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit
Number	Exhibit
(a)(1)(A)	Offer to Purchase, dated July 10, 2006.*
(a)(1)(B)	Letter of Transmittal with respect to the Shares.*
(a)(1)(C)	Notice of Guaranteed Delivery with respect to the Shares.*
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(G)	Form of Summary Advertisement, dated July 10, 2006.*
(a)(5)(A)	Press Release jointly issued by Parent and the Company, dated June 30, 2006.*
(a)(5)(B)	Press Release issued by Parent, dated July 31, 2006.
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of June 30, 2006, by and among Parent, the Purchaser and the Company.*
(d)(2)	Confidentiality Agreement, dated as of February 24, 2006, by and between Parent and the Company.*
(g)	None.
(h)	None.

*	Previously filed.